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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 W 135TH STREET, SUITE 100
(No. and Street)

LEAWOOD	KANSAS	66224
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A. MEIER (913) 239-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W 47TH PLACE, SUITE 204	WESTWOOD	KANSAS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN A. MEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS CORP., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Kansas
County of Johnson

Signature

VICE PRESIDENT AND PRINCIPAL
Title

Jo Ellen Byron
Notary Public

NOTARY PUBLIC
Jo Ellen Byron
Exp. Date 11/25/2017
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAS CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016 AND 2015
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS


MHK

MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of FAS Corp.
Leawood, Kansas

We have audited the accompanying statements of financial condition of

FAS Corp.

as of December 31, 2016 and 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of FAS Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAS Corp. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2016 and 2015 (supplemental information), have been subjected to audit procedures performed in conjunction with the audit of FAS Corp.'s financial statements. The supplemental information is the responsibility of FAS Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy for the information presented in the Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2016 and 2015. In forming our opinion on the supplemental information, we evaluated whether Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

Member, American Institute CPAs | Member, Kansas Society CPAs | Member, Missouri Society CPAs | Admitted to Practice U.S. Tax Court

Commission as of December 31, 2016 and 2015, including its form and content are presented in conformity with 17 § C.F.R. 240.17a-5. In our opinion the Schedules I, II and III Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2016 and 2015 are fairly stated, in all material respects, in relation to the financial statements as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 13, 2017

FAS CORP.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
Cash	$ 119,466	$ 124,134
Commisions receivable	537,119	512,056
Prepaid expenses	6,423	1,423
TOTAL ASSETS	$ 663,007	$ 637,612
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	518,633	515,283
	518,633	515,283
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding FY 2016 10,310 shares issued and outstanding FY 2015	10,000	10,310
Additional Paid in Capital	6,967	10,758
Retained earnings	127,407	101,261
TOTAL STOCKHOLDERS' EQUITY	144,374	122,329
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 663,007	$ 637,612

The accompanying notes are an integral part of these financial statements.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

FAS Corp. (the Company) is a limited-activity broker-dealer incorporated in Kansas that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts. During 2016 four payors were the source of 70% of commissions revenue earned by the Company and 78% of the commission receivables due to the Company at December 31, 2016. Three independent representative groups received 96% of commissions expense paid by the Company for the year ending December 31, 2016.

Subsequent Events

Subsequent events have been evaluated through February 13, 2017, which is the date the accompanying financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue and Expense Recognition

Revenues and expenses in connection with variable product securities, specifically including trail commissions, are recorded on the accrual basis as transactions are completed.

Cash

Cash consists of demand deposit accounts held at financial institutions.

Income Taxes

The Company, with the consent of its stockholders, has elected S corporation status under the Internal Revenue Code. Under its S election, individual stockholders report their respective shares of taxable income and deductions on their personal income tax returns. As a result, income taxes are not provided for in the accompanying financial statements. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service (IRS) for three years after the date filed, with the result that the years 2015, 2014, and 2013 remain open as of February 13, 2017, although no returns have been selected for examination by the IRS. Management has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns with assistance from the Company's tax preparer to determine whether its tax positions are more likely than not to be sustained by applicable taxing authorities; likely tax positions are reported in these financial statements, and unlikely tax positions are not.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 and 2015, the Company reported net capital of $103,869 and $110,091, respectively.

NOTE C - RELATED PARTY TRANSACTIONS

The Company leases office equipment, employs personnel and shares other operating expenses under the terms of a shared services agreement with Financial Advisory Service, Inc. whereby the Company pays an annual overhead reimbursement expense, for the year 2016 the amount of the reimbursement was $238,405. The Company pays rent to M3 Development Company (a related party) rent expense for both years 2016 and 2015 was $56,100.

The Company purchases investment management services for the individual variable annuity contracts of its customers under the terms of an investment management services agreement with Financial Advisory Service, Inc. Financial Advisory Service, Inc is a related party in which ownership of each entity is common in owners, however, the individual ownership makeup varies slightly from company to company. The Company pays to Financial Advisory Service, Inc. a management fee equal to a percentage of the excess of trail fees or commissions the Company receives on variable annuity policies over its payments to registered representatives. For years ended December 31, 2016 and 2015, the Company incurred management fees of $394,353 and $472,863, respectively. At December 31, 2016 and 2015, the company owed management fees payable of $68,884 and $79,291, respectively.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS

NOTE D - CONTINGENCIES

In the ordinary course of business, the Company may become party to material chargeback claims from variable product issuers. The Company maintains written agreements with its registered representatives that contain chargeback and set off provisions to recover amounts owed to product issuers from business produced by such representatives. During 2016, and as of December 31, 2016, and for the period through and including February 13, 2017, the Company was not aware of any such material chargeback claims outstanding.